Exhibit 22.1
Co-Issuer of Debt Securities
Tyco Fire & Security Finance S.C.A., a subsidiary of Johnson Controls International plc (the “Company”), co-issued with the Company the debt securities listed below:
•0.375% Senior Notes due 2027
•3.000% Senior Notes due 2028
•5.500% Senior Notes due 2029
•1.750% Senior Notes due 2030
•2.000% Sustainability-Linked Senior Notes due 2031
•1.000% Senior Notes due 2032
•4.900% Senior Notes due 2032
•4.25% Senior Notes due 2035